UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ENERGEN CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

29265N108

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,710,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,710,474*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,710,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): PN, IA

*	See Item 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,710,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,710,474*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,710,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): IN, HC

*	See Item 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: VINCENT J. INTRIERI
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,500
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%
14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 9 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), Keith Meister, a U.S. citizen (“Mr. Meister”, and together with Corvex, the “Corvex Persons”), and Vincent J. Intrieri, a U.S. citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”) and Shares held for the account of Mr. Intrieri. The general partner of Corvex is controlled by Mr. Meister.

The information included for each Reporting Person has been provided by such Reporting Person and each Reporting Person is responsible for such Reporting Person’s information included in this Schedule 13D.

The principal business address of the Corvex Persons is 667 Madison Avenue, New York, NY 10065. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

The principal business address of Mr. Intrieri is 8900 Biscayne Blvd., Suite 3006, Miami, Florida 33132. Mr. Intrieri’s principal occupation is serving as President and Chief Executive Officer of VDA Capital Management LLC, a private investment firm, which he founded in January 2017.

A joint filing agreement of Corvex, Mr. Meister and Mr. Intrieri is attached hereto as Exhibit 10.

During the last five years, none of Corvex, Mr. Meister, any of the Corvex Funds or Mr. Intrieri has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Corvex used the working capital of the Corvex Funds to purchase the 8,254,426 Shares reported herein and to acquire the call options referenced in Item 5. The total purchase price for the Shares reported as beneficially owned by the Corvex Persons was approximately $430,853,232.65 and the purchase price to acquire such call options was approximately $25,582,763.70.

The Shares purchased by Mr. Intrieri were purchased with the personal funds of Mr. Intrieri through an entity wholly owned by Mr. Intrieri (and may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 10,500 Shares beneficially owned by Mr. Intrieri was approximately $495,205.

Corvex may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

On January 31, 2018, Corvex Master Fund, LP (“Corvex Master”), one of the Corvex Funds, delivered to the Issuer a letter notifying the Issuer of its intent to nominate four persons (the “Corvex Nominees”) for election to the Board at the Issuer’s 2018 annual meeting of shareholders. The Corvex Nominees are José Maria Alapont, Jonathan Cohen, Daniel Herz, and Vincent Intrieri. The biographies of the Corvex Nominees were included in a press release issued on January 31, 2018, which is attached as Exhibit 11 hereto and is incorporated herein by reference. All such Corvex Nominees have agreed to serve as directors if elected. Corvex has agreed to provide certain indemnification to the Corvex Nominees with respect to their service as Corvex Nominees.

IMPORTANT INFORMATION

In connection with their intended proxy solicitation, Corvex and/or certain of its affiliates intend to file a proxy statement with the SEC to solicit shareholders of the Issuer.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CORVEX AND/OR ITS AFFILIATES FROM THE SHAREHOLDERS OF ENERGEN CORPORATION FOR USE AT ITS 2018 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF ENERGEN CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: Corvex Management LP, Keith Meister, Corvex Master Fund, LP, Corvex Select Equity Master Fund LP, José Maria Alapont, Jonathan Z. Cohen, Daniel C. Herz and Vincent J. Intrieri. Certain of these persons hold or may be deemed to hold direct or indirect interests as of 4:00 p.m. New York City time on January 31, 2018 as follows: Corvex Management LP beneficially owns 9,710,474 shares of common stock of the Issuer; Keith Meister beneficially owns 9,710,474 shares of common stock of the Issuer; Corvex Master Fund, LP is the record holder of 1,000 shares of common stock of the Issuer and is the street name holder of 7,009,080 shares of common stock of the Issuer; Corvex Select Equity Master Fund LP is the street name holder of 1,244,346 shares of common stock of the Issuer and holder of over-the-counter market American-style call options referencing 1,456,048 shares of common stock of the Issuer; Vincent J. Intrieri beneficially owns 10,500 shares of common stock of the Issuer; each of the Corvex Nominees has an interest in being nominated and elected as a director of the Issuer but no Corvex Nominee other than Vincent J. Intrieri beneficially owns any shares of common stock of the Issuer.

The Covex Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Covex Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Schedule 13D, as well as seeking direct discussions with, and changes or additions to, the Board, including by virtue of increasing their share ownership back to a level that would permit the calling of a special meeting to expand the Board and filling newly created vacancies, or alternatively, at any level of share ownership, seeking to propose such action at an annual meeting of shareholders, in either case if it is ultimately determined by the Supreme Court of Alabama that a shareholder is permitted to take such action. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Mr. Intrieri intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to Mr. Intrieri, conditions in the securities market and general economic and industry conditions, take such actions with respect to his investment in the Issuer as he deems appropriate, which may include without limitation: (i) acquiring additional Securities in the open market or otherwise; (ii) disposing of any or all of his Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 8,254,426 Shares and 1,456,048 Shares underlying the call options referenced below in this Item 5, which collectively represent approximately 9.9% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. Corvex and Mr. Meister may be deemed to have sole power to vote and sole power to dispose of 9,710,474 Shares.

The percentage calculated in the immediately foregoing paragraph and below is calculated based on a total of 97,201,944 Shares outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2017.

The call options referenced above are over-the-counter market American-style call options referencing an aggregate of 1,456,048 Shares, which have an exercise price of $40 per Share and expire on January 31, 2019.

In addition, Corvex sold over-the-counter market European-style put options referencing an aggregate of 1,456,048 Shares, which have an exercise price of $40 per Share and expire on January 31, 2019 or the date on which the corresponding American-style call option described above in this Item 5 is exercised.

Also, the American-style put options referencing an aggregate of 415,200 Shares with an exercise price of $40 per Share sold by Corvex expired by their terms on January 19, 2018.

Mr. Intrieri beneficially owns 10,500 Shares, representing less than 0.1% of the Issuer’s Shares. Mr. Intrieri may be deemed to have sole power to vote and sole power to dispose of 10,500 Shares.

The Corvex Persons and Mr. Intrieri have determined to file this Schedule 13D jointly to report that Mr. Intrieri has agreed to serve as one of the Corvex Nominees. There is no agreement between the Corvex Persons and Mr. Intrieri with respect to the voting, nor any restriction on the acquisition or disposition, of Shares of the Issuer held by such persons. The filing of this statement should not be construed to be an admission that the Corvex Persons, on the one hand, and Mr. Intrieri on the other hand, are members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 10 – Joint Filing Agreement

Exhibit 11 – Press Release

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2018	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: January 31, 2018	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister

Date: January 31, 2018	VINCENT J. INTRIERI

	By	/s/ Vincent J. Intrieri
Vincent J. Intrieri